3/6/15

15047358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 66973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Straus Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Princeton- Highstown Road
(No. and Street)

Princeton Junction (City) New Jersey (State) 08550 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Straus 609-799-0390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

P.O. Box 7648 (Address) Princeton (City) New Jersey (State) 08543-7648 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/15

OATH OR AFFIRMATION

I, James Straus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Straus Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James L. Straus
Signature

President and CEO
Title

Paula [signature]
Notary Public

Sworn to and subscribed before me this 24 day of Feb 2015

PAULA A PULITI-MAXWELL
My Comm. Exp. 02-18-2018
NOTARY PUBLIC
NEW JERSEY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRAUS CAPITAL, LLC

REPORTS PURSUANT TO RULE 17a-5(d)
OF THE SECURITIES AND
EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2014

MERCADIEN

STRAUS CAPITAL, LLC

REPORTS PURSUANT TO RULE 17a-5(d)
OF THE SECURITIES AND
EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2014

STRAUS CAPITAL, LLC

TABLE OF CONTENTS

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Straus Capital, LLC

We have audited the accompanying statement of financial condition of Straus Capital, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercadien, P.C.
Certified Public Accountants

February 24, 2015

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

STRAUS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 285,087
Accounts receivable	514,268
FINRA Daily account	1,836
Prepaid expense and other	2,697
TOTAL ASSETS	$ 803,888

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses	$ 181,258
MEMBERS' EQUITY	622,630
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 803,888

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	
Commissions	$ 1,340,363
TOTAL REVENUE	1,340,363
OPERATING EXPENSES	
Commissions paid	$ 409,717
Professional fees	23,501
Licensing and regulatory expenses	4,134
Office supplies and expenses	3,194
Communication and computer services	12,217
Rent	6,144
Database expense	8,222
Insurance	2,445
Travel and entertainment	6,658
Miscellaneous	1,274
TOTAL OPERATING EXPENSES	477,506
NET INCOME	$ 862,857

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Members' equity - January 1, 2014	$ 670,375
Capital Withdrawals	(910,602)
Net Income	862,857
Members' equity - December 31, 2014	$ 622,630

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 862,857
Adjustments to reconcile net income to net cash from operating activities:		
Changes in operating assets:		
Accounts receivable	$ 7,166	
FINRA daily account	907	
Prepaid expenses and other	255	
Accrued expenses	167,716	
TOTAL ADJUSTMENTS		176,044
NET CASH FROM OPERATING ACTIVITIES		1,038,901
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital withdrawals	(910,602)	
NET CASH FROM FINANCING ACTIVITIES		(910,602)
NET CHANGE IN CASH		128,299
CASH AT BEGINNING OF YEAR		156,788
CASH AT END OF YEAR		$ 285,087

The accompanying notes are an integral part of this statement.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Straus Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed as a limited liability company on April 26, 2005, and received approval from the SEC to commence operations on November 28, 2005. The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as special account for the exclusive benefit of customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker/dealers operating under the provisions of (k)(2)(i) are also exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.

Revenue Recognition

The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services. Revenue is recognized when earned by the investment funds.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company for federal and state income tax purposes; thus, the income is taxed to its members.

Management has evaluated the Company's tax positions for uncertainties with respect to the financial statements as of and for the year ended December 31, 2014, and has determined that there is no liability for uncertain tax positions at December 31, 2014.

Recent Account Pronouncements

On May 28, 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (topic 606) ("ASU 2014-09"). ASU 2014-09 provides a robust framework for addressing revenue recognition issues and, upon its effective date, replaces almost all existing revenue recognition effective for annual reporting periods beginning after December 15, 2017. The Company has not yet assessed the impact ASU 2014-09 will have upon its adoption on its financial position, results of operations or cash flows.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 requires that an entity's management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt about an entity's ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. Certain disclosures are necessary in the footnotes to the financial statements in the event that conditions or events raise substantial doubt about an entity's ability to continue as a going concern. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter and early application is permitted. The Company has not yet assessed the impact ASU 2014-15 will have upon adoption.

Subsequent Events

Management has evaluated subsequent events that occurred after the statement of financial condition date but before February 24, 2015, the date the financial statements were available to be issued. No items were determined by management to require disclosure in these financial statements.

B. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2014, the Company had net capital of $270,697, which exceeded its requirements of $12,084 by $258,613.

C. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER

The Company maintains cash in bank balances that at times may exceed federally insured limits. The Company reduces its exposure to credit risk for cash by maintaining its banking relationship with a major financial institution.

Six investment fund manager groups account for all of the Company's commission revenues.

D. LEASE COMMITMENT

The Company leases its office space under an operating lease. Rental expense for the year ended December 31, 2014, was $6,144.

Future minimum lease payments under the lease are as follows:

Years ending December 31,	
2015	$ 6,144
2016	5,120
Total	$ 11,264

SUPPLEMENTARY INFORMATION

STRAUS CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2014

CREDITS		
Members' equity		$ 622,630
DEBITS		
Accounts receivable, net of commission payable	$ 347,400	
FINRA daily account	1,836	
Prepaid expenses	2,697	
TOTAL DEBITS		351,933
NET CAPITAL		270,697
Minimum net capital requirement		12,084
EXCESS NET CAPITAL		$ 258,613
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		$ 181,258

Ratio of aggregate indebtedness to net capital .67 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

The Company claims an exemption form SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

EXEMPTION REPORTS

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Straus Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17A-5(d)(4), in which *(a)* Straus Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mercadien, P.C.
Certified Public Accountants

February 24, 2015

CELEBRATING 50 YEARS OF LEADING BY EXAMPLE
P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

STRAUS CAPITAL, LLC

EXEMPTION REPORT PURSANT TO RULE 17A-5(d)(4)

FOR THE YEAR ENDED DECEMBER 31, 2014

Straus Capital, LLC (the "Company") claims exemption from Rule 15c3-3 under the provisions in Rule 15c3-3(k)(2)(i).

The Company meets the identified exemption provisions in Rule 15c3-3(k)(2)(i) throughout their most recent fiscal year ended December 31, 2014.

I, James Straus, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: James A. Straus

Title: President and CEO

Date: 2/24/15